UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 3rd Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: January 02, 2019	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

City of Buenos Aires, January 2, 2019

Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsa de Comercio de Buenos Aires - BYMA

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We address you in compliance with Section 2, Chapter I, Title XII of the Comisión Nacional de Valores’ Rules (2013 Text).

Loma Negra C.I.A.S.A. (the "Company") has been served of a potential class action filed by a shareholder against the Company, the members of its board at the time of the Initial Public Offering, certain members of the Company's senior management and Loma Negra Holding GmbH before the United States District Court for the Southern District of New York in connection with the offering of American Depositary Shares ("ADSs") of the Company in the international offer of November 3, 2017 (the "Initial Public Offering") ) (the "Lawsuit").

The Lawsuit, filed on behalf of investors that acquired ADSs in the Initial Public Offering, alleges damages derived from the Initial Public Offering as a result of alleged violations to the United States federal securities laws. These allegations are based on a supposed lack and inaccuracy of information provided to the market and to those investors who received the Prospectus at the time of the Initial Public Offering and the supposed effect that such alleged omissions would have on the price of the ADSs of the Company.

Although this Lawsuit was filed in a different jurisdiction, the arguments and alleged violations contained in it are quite similar to those contained in the class action complaint that was filed before the New York State Court and communicated by the Company to the market on July 23, 2018.

Notwithstanding the detailed legal analysis of the Lawsuit that the Company will do, the Company categorically rejects the accusations contained in it, which are considered inadmissible and without merit, and will vehemently defend its interests.

Sincerely,

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Marcos Isabelino Gradin
Investor Relations Officer